Filed pursuant to Rule 433
Registration Statement No. 333-157007

Glen Perry, President and Chief Operating Officer

Dear Shareholder and/or Friend of Zion...

Drilling Operations on the Ma'anit-Rehoboth #2 Well

We are now drilling at 13,780 feet, three-quarters of the way to our final target drilling depth on our well, at approximately 18,000 feet in the (deep) Permian geological layer. So, this week, I want to highlight Zion's President and Chief Operating Officer, Glen Perry, as he is the key person responsible for bringing together, from all over the globe, all of the people and equipment. As Chief Operating Officer, he has the job of ensuring that the well gets drilled properly and 'on budget'.

Glen gained a Bachelor of Science degree from the University of Tennessee and a Masters degree in Petroleum Engineering from the University of Texas. Early in his career he worked at Exxon in their drilling operations. After that, he was an officer and director at Prairie Producing Company, an independent oil company in Louisiana and Texas. (Prairie was subsequently bought by Unocal). Glen was responsible for the design, construction and operation of production facilities, pipelines, and plants.

From 1993 until 1998 Glen worked for National Petroleum Limited in Geneva, Switzerland as manager of project development, seeking viable projects in the former Soviet Union and directing an oil and gas project in the Republic of Georgia. Immediately prior to joining Zion, he was a consultant to Delek Drilling, Ltd., with respect to the major gas discoveries offshore Israel.

I do admit that, from time to time, there can be a language difficulty. Glen is from Tennessee (the Volunteer State) and although the official language is English, he does sometimes lapse into Tennessean. To a suggestion that he doesn't agree with, he has been heard to utter the words: "That dog don't hunt."

In any event, he certainly knows how to drill for hydrocarbons. In order to deal with some of the very hard rock that we needed to drill through, Glen arranged for Zion to purchase a US$15,000 diamond drilling bit called a PDC bit. (PDC stands for Polycrystalline Diamond Compact.) The PDC bit is a solid metal drilling bit with no moving parts; it has metal cutters on the bottom that are faced with blanks containing industrial diamonds, designed to shear away the rocks to produce cuttings.  These are an expensive type of drilling bit but they can drill more footage than any other type of bit.

Of course, it is critical to know when a drilling bit has worn out. This is where experience is required. A worn bit can be detected from the change in noise that the drillpipe makes on the rig floor, as well as a decrease in the rate of penetration.

I am happy to note that Zion does have experienced and competent people in all areas of our business.

Drilling Progress Report

Here is (weekly) Progress Report #5, for the week ended Thursday, June 11, 2009, from Glen.

"This past week our drilling reached a depth of approximately 13,780 feet (4,200 meters).

As in previous weeks, the drilling is proceeding very well indeed and we are slightly ahead of schedule. To date, our maximum drilling rate has been approximately 35 feet (10.7 meters) per hour and we have been averaging approximately 15 feet (4.6 meters) per hour."

Rights Offering

The rights offering was originally scheduled to expire on Wednesday, June 10, 2009, however, on that day, we announced that we were extending the rights offering by fourteen days, to Wednesday, June 24, 2009.

The preliminary outcome of Zion's rights offering, as of the close of business on June 10, 2009, indicated a total subscription of approximately 3.6 million shares (including over-subscription) for gross proceeds of approximately $18.0 million.

I noted in our press release announcing the extension that: "I am very pleased that the response to the stock rights offering has been so positive, but some stockholders may have experienced a delay in receiving their subscription materials, so we thought it appropriate to extend the deadline for the rights offering, in order to give all of our shareholders adequate time in which to participate."

So, everyone who was a stockholder on the record date of May 4, 2009, can still exercise their rights and purchase Zion stock at $5.00 per share of stock or even consider an over-subscription.

If you have not yet exercised your rights or want to oversubscribe, now is the time to act.

Annual Meeting of Shareholders

Our Annual Meeting is at 2:00 p.m. on Tuesday, June 16th 2009 at:

The Westin Park Central Hotel, 12720 Merit Drive, Dallas, TX 75251

You are most welcome (whether you are a shareholder or not) to attend the meeting and the reception following the meeting.

(Please note that, for those attending the meeting, we have requested reduced parking costs at the hotel: for self parking $5 instead of $12 and for valet parking $10 instead of $20. For overnight self parking $12 and overnight valet $20. There is also a complimentary open lot just by the hotel.)

I look forward to seeing you, on Tuesday.

Exult and shout for joy, O Zion dweller

for the Holy One of Israel is great in your midst.

 Isaiah 12:6

Thank you for your continued support of Zion, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, drilling efforts and potential results thereof and plans contingent thereon, are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the rights offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

The securities are offered by prospectus only, and only within those States and other jurisdictions in which the securities may be sold, and this announcement is neither an offer to sell nor a solicitation of any offer to buy in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities of any such state or jurisdiction.

More information about the offering is available at www.zionoil.com. A copy of the prospectus can be obtained on request, by calling toll free 1-888-TX1-ZION (1-888-891-9466) or by contacting Kim Kaylor at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com